ST PAUL TRAVELERS

☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
ST. PAUL TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 490PB1192

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
C/O FMR CORPORATION
82 DEVONSHIRE STREET
BOSTON, MA 02109

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2006 and expire at 12:01 A.M. on July 1, 2007 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $20,000,000

Item 4 Aggregate Limit of Liability: $20,000,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: American International specialty lines Insurance Company
2. Bond or Policy Number: 672-69-40
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $25,000,000
Aggregate Limit of Liability $25,000,000
5. Single Loss Deductible: $400,000

(B) 1. Underlying Insurer: American Insurance Company
2. Bond or Policy Number: DOX G21661612 001
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(C) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FB0604541
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: Endurance Specialty Insurance Ltd.
2. Bond or Policy Number: P006738001
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(E) 1. Underlying Insurer: Federal Insurance Company
2. Bond or Policy Number: 7042-7152
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $75,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $75,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name:
Bond or Policy Number:
Effective Date:

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers N/A such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

ND044 Rev. 08/05, XS100 Ed. 05/05.

Secretary President

Executed this 10th day of October, 2006.

Countersigned

EXCESS FOLLOW FORM
St. Paul Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

THE HARTFORD
UNIVERSAL EXCESS™ POLICY

00 DC 0233646-06B
POLICY NUMBER

TWIN CITY FIRE INSURANCE COMPANY,
INDIANAPOLIS, IN 46268-0930
a stock insurance company, herein called the Insurer

- **Agency Code, Name & Address:**
  80957
  AON RISK SERVICES INC. OF NY
  55 EAST 52ND STREET
  NEW YORK, NY 10055

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A. **Name of Insured:** (hereinafter called the "Insured") ALL FIDELITY FUNDS C/O FMR CORP

Address of Insured: 82 DEVONSHIRE ST.
MAILSTOP V11D
BOSTON, MA 02109

ITEM B. **Policy Period:** From 12:01 a.m. on 7/01/06 To 12:01 a.m. on 7/01/07
(Standard Time at the address stated in Item A)

ITEM C. **LIMIT OF LIABILITY:** $10,000,000 part of $50,000,000 Aggregate each Policy Period, Including claim expense.

ITEM D. **SCHEDULE OF UNDERLYING INSURANCE:**

(1) Primary Policy: FMR FUNDS CONCENTRIC CUSTOM BOND

Company: AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY

Policy Number: 672-69-40

Limit of Liability: $25,000,000

(2) Underlying Excess Policy(ies): SEE EXCESS SUPPLEMENTARY DECLARATIONS

ITEM E. **ENDORSEMENTS EFFECTIVE AT INCEPTION:** SEE FORM GU207 (SCHEDULE OF ENDORSEMENTS)

ITEM F. **TERMINATION OF PRIOR POLICY(IES):** N/A

ITEM G. **DISCOVERY CLAUSE:**

(1) Additional Premium: $202,500

(2) Additional Period: 12 MONTHS

ITEM H. **POLICY PERIOD PREMIUM:** $40,000

Authorized Representative

10/22/2006
Date

ENDORSEMENT

This endorsement, effective on 7/01/06 at 12:01 A.M. standard time, forms a part of

Policy No. 00 DC 0233646-06B of the TWIN CITY FIRE INSURANCE CO.

Issued to ALL FIDELITY FUNDS C/O FMR CORP

David Zwiener, President

SCHEDULE OF FORMS AND ENDORSEMENTS

	RN00N02600	05/93	IN WITNESS PAGE
1	UE00H02800	10/04	EXCESS SUPPLEMENTARY DECLARATIONS
2	HG00H00900	03/02	MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UE00H02700	10/04	EXCESS ABSOLUTE PRIOR NOTICE EXCLUSION
4	UE00H04300	10/04	EXCESS ABSOLUTE TIE-IN ENDORSEMENT
5	UE00H05901	02/05	EXCESS COVERAGE OVER SPECIFIED INSURING AGREEMENTS
6	UE00H06600	12/04	EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 7/01/06 forms part of policy number 0 DC 0233646-06B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS SUPPLEMENTARY DECLARATIONS

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

ITEM D. SCHEDULE OF UNDERLYING INSURANCE, (2) Underlying Excess Policy(ies) of the Declarations is amended to read as follows:

(2) Underlying Excess Policy(ies):

Company:	ACE AMERICAN INSURANCE COMPANY
Policy Number:	DOX G21661612 001
Limit of Liability:	$15,000,000 excess of $25,000,000
Company:	LONDON UNDERWRITERS
Policy Number:	FB0604541
Limit of Liability:	$10,000,000 excess of $40,000,000
Company:	ENDURANCE SPECIALTY INSURANCE LTD.
Policy Number:	P006738001
Limit of Liability:	$15,000,000 excess of $50,000,000
Company:	FEDERAL INSURANCE COMPANY
Policy Number:	82047565
Limit of Liability:	$10,000,000 excess of $65,000,000
Company:	ST. PAUL MERCURY INSURANCE COMPANY
Policy Number:	490PB1192
Limit of Liability:	$20,000,000 excess of $75,000,000

Company:	COLUMBIA CASUALTY COMPANY
Policy Number:	2877042220
Limit of Liability:	$5,000,000 excess of $95,000,000

All other terms and conditions remain unchanged.

David Zwiener, President

The Hartford

UNIVERSAL EXCESS™ POLICY

I. INSURING AGREEMENT

The Insurer designated in the Declarations (a Stock Insurance Company herein called the "Underwriters"), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the "Underlying Insurance") or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B. In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

(1) in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or

(2) in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters' Limit of Liability and to the other terms, conditions and exclusions of this policy,

provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

C. If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III. PRIMARY AND UNDERLYING INSURANCE

A. This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies). In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

B. It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

C. Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

IV. COSTS, CHARGES, EXPENSES AND COOPERATION

A. No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters' written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

B. The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters' position or its potential or actual rights of recovery.

V. GENERAL CONDITIONS

A. Definitions

1. Insured(s) means those individuals and/or entities insured under the Underlying Insurance.

2. Primary Policy means the policy scheduled in Item D(1) of the Declarations.

3. Underlying Excess Policy(ies) means the policy(ies) scheduled in Item D(2) of the Declarations.

4. Underlying Insurance means all those policies scheduled in Item D of the Declarations.

5. Policy Period means the period set forth in Item B of the Declarations, subject to prior cancellation pursuant to Section V. C.

B. Discovery Clause

If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations. If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

C. Cancellation Clause

The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. The Underwriter may not otherwise cancel this policy. This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance. If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

D. Termination of Prior Policy(ies)

The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

E. Notice

The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes. The Underwriters shall not be subject to such changes without the Underwriter's consent, such consent not to be unreasonably withheld.

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016, ATTN: Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY
HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Brian S. Becker, Secretary

David Zwiener, President

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ENDORSEMENT NO.:	2
This endorsement effective on at 12:01 A.M. standard time	7/01/06
Forms part of Policy Number:	00 DC 0233646-06B
Issued to:	ALL FIDELITY FUNDS C/O FMR CORP
By:	TWIN CITY FIRE INSURANCE CO.

MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. It is hereby understood and agreed that a notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE: (212) 277-0915

B. It is hereby understood and agreed that where it is stated in the policy or declarations page that a notice of any claim or wrongful act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted in its entirety and replaced with the following:

Notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE: (212) 277-0915

II. <u>All Other Notices</u>

A. **All notices for a claim or wrongful act must be mailed to the address as specified above in Item (I) of this endorsement.**

B. It is hereby understood and agreed that all notices, except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

C. With the exception of notice of a claim or wrongful act, it is hereby understood and agreed that where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted in its entirety and replaced with the following:

All notices, except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

All other terms and conditions of the policy remain unchanged.

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 7/01/06 **forms part of policy number** 00 DC 0233646-06B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE PRIOR NOTICE EXCLUSION

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

In addition to any exclusions made part of the Underlying Insurance, the following exclusion shall apply to this policy:

Underwriters shall not be liable to make any payment for loss in connection with any claim made against the Insured(s) where all or part of such claim is, directly or indirectly, based on, attributable to, arising out of, resulting from, or in any manner related to wrongful acts or any facts, circumstances or situations of which notice of claim or occurrence which could give rise to a claim, has been given prior to the effective date of this policy under any other policy.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am, 7/01/06 **forms part of policy number** 00 DC 0233646-06B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

Notwithstanding the amount specified in ITEM C. LIMIT OF LIABILITY of the Declarations, it is agreed that the maximum combined Limit of Liability for this policy 00 DC 0233646-06B and policy No. 00 DC 0233646-06A shall be $10,000,000.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am, 7/01/06 **forms part of policy number** 00 DC 0233646-06B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS COVERAGE OVER SPECIFIED INSURING AGREEMENTS

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

Section III. **PRIMARY AND UNDERLYING INSURANCE**, A., is amended by the addition of the following:

This policy provides coverage solely in excess of the following insuring agreements and/or coverage parts of the Primary Policy (the "Followed Insuring Agreement(s)"):

Followed Insuring Agreement(s):	Form No.:
FMR FUNDS CONCENTRIC CUSTOM BOND	ALL FIDELITY FUNDS

The Underwriters shall not be liable to make any payment for loss in excess of any insuring agreements and/or coverage parts of the Primary Policy other than the Followed Insuring Agreement(s).

Notwithstanding that this policy provides coverage solely in excess of the Followed Insuring Agreement(s) of the Primary Policy, this policy shall recognize all covered losses paid under the Primary and Underlying Excess Policy(ies) in calculating the reduction or exhaustion of the aggregate limits of liability under such Policies.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 6

This endorsement, effective 12:01 am, 7/01/06 forms part of policy number 0 DC 0233646-06B

issued to: ALL FIDELITY FUNDS C/O FMR CORP

by: TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

1. This policy is part of a quota share participation arrangement between the Participating Insurance Company(ies) and the Insured (the "Program") which provides a $50,000,000 Limit of Liability excess of the Underlying Insurance and consists of the following:

Participating Insurer	Participating Insurance Policy No.	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
London Underwriters	FB0604542	$18,000,000	36%
Steadfast Insurance Company	FID 5975134	$12,000,000	24%
Twin City Fire Insurance Company	00 DC 0233646-06B	$10,000,000	20%
Axis Reinsurance Company	RNN 727586	$10,000,000	20%

2. Each Participating Insurance Company shall be liable only for its own percentage of each covered loss, subject to its own limit of liability.

3. Each Participating Insurance Company shall:

   A. receive notice of any claim submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any claim.

4. The liability of each Participating Insurance Company shall be several and not joint. The failure, refusal or inability of any Participating Insurance Company to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurance Company.

All other terms and conditions remain unchanged.

David Zwiener, President

ZIGEX

Financial Institutions Excess Insurance Policy

Declarations

ZURICH

Zurich American Insurance Company (ZAIC)

Policy Number: EOC 5975134 03

Renewal of Number: EOC 5975134 02

Item 1. Named Insured and Mailing Address:

ALL FIDELITY FUNDS
82 DEVONSHIRE STREET
BOSTON, MA 02109

Producer:

AON FSG
55 EAST 52ND STREET
NEW YORK, NY 10055

Item 2. Limit of Liability: $12,000,000 part of $50,000,000 excess of $100,000,000 in the aggregate
Note that the Limit of Liability is reduced or exhausted by Defense Costs.

Item 3. "Underlying Insurance":

(A) "Primary Policy": Funds Concentric Custom Policy
Insurer: American International Specialty Lines
Policy Number: 672-68-97
Limit of Liability: $25,000,000 with a retention of $400,000

(B) Other Policy(ies):
Insurer: (See Endorsement number 1 as attached)
Policy Number:
Limit of Liability:

Item 4. "Policy Period": From 12:01 a.m. on 07/01/2006 To 12:01 a.m. on 07/01/2007.
Local time at the address shown in Item 1.

Item 5. Endorsement(s) Effective at Inception: See Endorsement number 1 – 2 as attached.

Item 6. Premium: $163,857.00

In witness whereof, the "Insurer" issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the "Insurer".

ZURICH AMERICAN INSURANCE COMPANY (ZAIC)

Peter B. H[illegible]
Authorized Representative

October 25, 2006
Date

Thomas A Bradley
President

Corporate Secretary

Financial Institutions Excess Insurance Policy

ZURICH

In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Company providing this insurance as indicated on the Declarations (hereinafter called the "Insurer"), and to the issuers of the "Underlying Insurance", all of which are made a part hereof, and subject to all of the provisions of this Policy, the "Insurer" and the "Insured(s)" agree as follows:

I. INSURING AGREEMENT

The "Insurer" shall provide the "Insured(s)" with excess insurance coverage over the "Underlying Insurance" as set forth in Item 3. of the Declarations during the "Policy Period" set forth in Item 4. of the Declarations. Coverage hereunder shall attach only after all such "Underlying Insurance" has been reduced or exhausted by payments for losses and shall then apply in conformance with the same provisions, limitations, conditions and warranties of the "Primary Policy" at inception, except for premium, limit of liability and as otherwise specifically set forth in the provisions of this Policy. In no event shall coverage under this Policy be broader than coverage under any "Underlying Insurance".

II. POLICY DEFINITIONS

A. "Named Entity" means the organization named in Item 1. of the Declarations.

B. "Insured(s)" means the "Named Entity" and those persons or organization(s) insured under the "Primary Policy", at its inception.

C. "Policy Period" means the period from the effective date and hour of this Policy as set forth in Item 4. of the Declarations, to the Policy expiration date and hour set forth in Item 4. of the Declarations, or its earlier cancellation date or termination date, if any.

D. "Primary Policy" means the policy scheduled in Item 3. (A) of the Declarations.

E. "Pollutants" mean any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by, the United States Environmental Protection Agency or a state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. "Pollutants" shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products and noise.

F. "Underlying Insurance" means all those polices scheduled in Item 3. of the Declarations. Such policies may include, but are not limited to, policies written on a claims made or reported basis or bonds written on a discovery basis.

III. MAINTENANCE OF "UNDERLYING INSURANCE"

All of the "Underlying Insurance" schedule in Item 3. of the Declarations shall be maintained during the "Policy Period" in full effect, except for any reduction of the aggregate limit(s) of liability available under the "Underlying Insurance" solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this Policy but the "Insurer" shall not be liable to a greater extent than if this condition had been complied with. To the extent that any "Underlying Insurance" is not maintained in full effect during the currency of this "Policy Period", then the "Insured(s)" shall be deemed to have retained any loss for the amount of the limit of liability of any "Underlying Insurance" which is not maintained as set forth above.

In the event of a change to any "Underlying Insurance" by rewrite, endorsement or otherwise, coverage under this Policy shall become subject to such change only if and to the extent the "Insurer's" consent to such change is endorsed in writing on or to this Policy. If such consent is not endorsed in writing on or to this Policy, the "Insurer" shall not be liable to a greater extent than it would have been in the absence of such change to the "Underlying Insurance".

It is further a condition of this Policy that the "Insurer" shall be notified in writing as soon as practicable of cancellation of any of the policies of "Underlying Insurance".

In the event of any actual or alleged (a) failure by the "Insured(s)" to give notice or to exercise any extensions under any "Underlying Insurance" or (b) misrepresentation or breach of warranties by any of the "Insured(s)" with respect to any "Underlying Insurance", the "Insurer" shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure, misrepresentation or breach.

IV. LIMIT OF LIABILITY

The amount of set forth in Item 2. of the Declarations shall be the maximum aggregate Limit of Liability of the "Insurer" and, shall be the maximum amount payable under this Policy for all loss or damages resulting from all claims or losses discovered during the "Policy Period".

Costs of defense shall be part of and not in addition to the Limit of Liability in Item 2. of the Declarations, and such costs of defense shall reduce the Limit of Liability stated in Item 2. of the Declarations.

V. DEPLETION OF UNDERLYING LIMIT(S)

In the event of the depletion of the limit(s) of liability of the "Underlying Insurance" solely as a result of actual payment of loss thereunder by the applicable insurers, this Policy shall, subject to the "Insurer's" Limit of Liability and to the other terms of this Policy, continue to apply to loss as excess insurance over the amount of insurance remaining under such "Underlying Insurance". In the event of the exhaustion of all of the limit(s) of liability of such "Underlying Insurance" solely as a result of payment of loss thereunder, the remaining limits available under this Policy shall, subject to the "Insurer's" Limit of Liability and to the other provisions of this Policy, continue for subsequent loss as primary insurance, and any retention specified in the "Primary Policy" shall be imposed under this Policy as to each claim made; otherwise no retention shall be imposed under this Policy.

This Policy only provides coverage excess of the "Underlying Insurance". This policy does not provide coverage for any loss not covered by the "Underlying Insurance" except and to the extent that such loss is not paid under the "Underlying Insurance" solely by reason of the reduction or exhaustion of the available "Underlying Insurance" through payments of loss thereunder. In the event the insurer of one ore more of the "Underlying Insurance" polices fails to pay loss in connection with any claim covered under the "Underlying Insurance" as a result of the insolvency, bankruptcy, or liquidation or said insurer, then the "Insured(s)" hereunder shall be deemed to have retained any loss for the amount of the limit of liability of said insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

If any "Underlying Insurance" bears an effective date which is prior to the effective date of this Policy and if any such insurance becomes exhausted or impaired by payment of loss with respect to any claim which shall be deemed to be made prior to the effective date of this Policy, then with respect to any claim made after the effective date of this Policy, the "Insured(s)" hereunder shall be deemed to have retained any loss for the amount of any such "Underlying Insurance" which is exhausted or impaired by payment of loss with respect to such claim made prior to the effective date of this Policy.

VI. CLAIM PARTICIPATION

The "Insured(s)" shall not admit liability, consent to any judgment, or agree to any settlement which is reasonably likely to involve the Limit of Liability of this Policy without the "Insurer's" consent, such consent not to be unreasonably withheld.

The "Insurer" may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim against any of the "Insured(s)" for matter covered by this Policy even if the "Underlying Insurance" has not been exhausted. If the "Insurer" elects to so participate, the "Insured" shall fully cooperate with the "Insurer".

All provisions of the "Underlying Insurance" are considered as part of this Policy except that it shall be the duty of the "Insured(s)" and not the duty of the "Insurer" to defend any claims against any of the "Insured(s)".

VII.SUBROGATION - RECOVERIES

In that this Policy is excess insurance coverage over the "Underlying Insurance", the "Insured(s)" and the "Insurer's" right of recovery against any person or other entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this Policy, the "Insurer" shall be subrogated to all the "Insured's(s')" rights of recovery against any person or organization, and the "Insured(s)" shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ration of respective recoveries.

VIII. NOTICE

The "Insurer" shall be given notice in writing as soon as is practicable in the event of (a) the cancellation of any "Underlying Insurance" and (b) any additional or return premiums charged or allowed in connection with any "Underlying Insurance". Notice regarding (a) and (b) above shall be given to: Zurich American Insurance Company, One Liberty Plaza, 30th Floor, New York, New York 10006, Attention: Diversified Financial Institutions Department.

The "Insurer" shall be given notice as soon as is practicable of any claim or any situation that could give rise to a claim under any "Underlying Insurance" when the "Insured" reasonably believes that such claim or situation is likely to result in loss or damages that exceed twenty-five percent (25%) of the sum of the "Underlying Limits" and any retention specified in the "Primary Policy". Notice of any claim to the "Insurer" shall be given in writing to: Zurich American Insurance Company, P.O. Box 307010, Jamaica, New York 11430-7010, Attention: Diversified Financial Institutions Claims Department.

IX. COMPANY AUTHORIZATION CLAUSE

By acceptance of this Policy, the "Named Entity" agrees to act on behalf of all of the "Insured(s)" with respect to the giving and receiving of notice of claim or cancellations, the payment of premiums and receiving of any returned premiums that may become due under this Policy, and the "Insured(s)" agree that the "Named Entity" shall in all cases be authorized to act on their behalf.

X. ALTERATION

No change in or modification of this Policy shall be effective except when made by endorsement signed by an authorized employee of the "Insurer" or any of its agents relating to this Policy.

XI. EXCLUSIONS

Notwithstanding any provisions of the "Underlying Insurance", the "Insurer" shall not be liable to make payment for loss in connection with any claim based upon, arising out of, directly or indirectly resulting from, or in consequence of, or in any way involving:

1. The actual, alleged or threatened discharge, release, escape, seepage, migration or disposal of "Pollutants" into or on real or personal property, water or the atmosphere, or
2. Any direction or request that any "Insured(s)" test for, monitor, clean up, remove, contain, treat, detoxify or neutralize "Pollutants", or any voluntary decision to do so.

XII. CONDITIONS

No action shall be taken against the "Insurer" unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy, nor until the amount of the "Insured's(s')" obligation to pay shall have been finally determined either by final and nonappealable judgment against the "Insured's(s')" after trial, or by written agreement of the "Insured(s)", the claimant and the "Insurer".

XIII. POLICY TERMINATION

This Policy shall terminate at the earliest of the following times:

1. The effective date of termination specified in written prior notice by the "Named Entity" to the "Insurer",
2. Upon expiration of the "Policy Period" as set forth in Item 4. of the Declarations,
3. Ten (10) days after receipt by the "Named Entity" of a written notice of termination from the "Insurer" for failure to pay a premium when due, or
4. At such time as may be agreed upon by the "Insurer" and the "Named Entity".

The "Insurer" shall refund the unearned premium computed at customary short rate if the Policy is terminated by the "Named Entity". Under any other circumstances the refund shall be computed pro rata.

Important Notice – In Witness Clause

ZURICH

In return for the payment of premium and subject to all the terms of the policy, the "Insurer" agrees with the "Insured(s)" to provide insurance as stated in this policy. This policy shall not be valid unless countersigned by the "Insurer's" duly authorized Representative.

In Witness Whereof, the "Insurer" has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly authorized Representative.

Thomas A Bradley

President

Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich North America
Customer Inquiry Center
1400 American Lane
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8 a.m. - 4 p.m. [CT])

Manuscript Endorsement

ZURICH

Named Insured: ALL FIDELITY FUNDS

Effective Date of Endorsement: 07/01/2006

To be attached to and form a part of
Policy Number: EOC 5975134 03

Endorsement Number: 1

This endorsement modifies insurance provided under the:

Financial Institutions Excess Insurance Policy

It is hereby understood and agreed that Item 3. (B) of the Declarations Page is deleted in its entirety and replaced with the following

(B) Other Policy(ies)	Excess Liability Insurance
Insurer	ACE
Policy Number	DOX G21661909
Limit of Liability	$15 million excess of $25 million
(C) Other Policy(ies)	
Insurer	Lloyds of London
Policy Number	FB0604537
Limit of Liability	$10 million excess of $40 million
(D) Other Policy(ies)	
Insurer	Endurance Insurance Company
Policy Number	P001217004
Limit of Liability	$15 million excess of $50 million
(E) Other Policy(ies)	
Insurer	Federal Insurance Company
Policy Number	7042-7152
Limit of Liability	$10 million excess of $65 million
(F) Other Policy(ies)	
Insurer	St. Paul Travelers
Policy Number	590CM2201
Limit of Liability	$20 million excess of $75 million
(G) Other Policy(ies)	
Insurer	Continental Casualty Company
Policy Number	2877042198
Limit of Liability	$5 million excess of $95 million

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Signed by: Peter S. Hagan
Authorized Representative

October 25, 2006
Date

Endorsement # 2
Named Insured: ALL FIDELITY FUNDS
Policy Number: EOC 5975134 03
Effective Date: 07/01/2006

INTERLINE
01 21 01 02

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NUCLEAR ENERGY LIABILITY EXCLUSION ENDORSEMENT

(Broad Form)

This endorsement modifies insurance provided under the following:

Financial Institutions Excess Insurance Policy

1. The insurance does not apply:

A. To liability:

(1) With respect to which an "insured" under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters, Nuclear Insurance Association of Canada or any of their successors, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(2) Resulting from the "hazardous properties" of "nuclear material" and with respect to which **(a)** any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or **(b)** the "insured" is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

B. Under any Medical Payments coverage, to expenses incurred with respect to liability resulting from the "hazardous properties" of "nuclear material" and arising out of the operation of a "nuclear facility" by any person or organization.

C. To liability resulting from "hazardous properties" of "nuclear material", if:

(1) The "nuclear material" **(a)** is at any "nuclear facility" owned by, or operated by or on behalf of, an "insured" or **(b)** has been discharged or dispersed therefrom;

(2) The "nuclear material" is contained in "spent fuel" or "waste" at any time possessed, handled, used, processed, stored, transported or disposed of, by or on behalf of an "insured"; or

(3) The liability arises out of the furnishing by an "insured" of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any "nuclear facility", but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion **(3)** applies only to "property damage" to such "nuclear facility" and any property thereat.

2. As used in this endorsement:

"Hazardous properties" includes radioactive, toxic or explosive properties.

"Nuclear material" means "source material", "special nuclear material" or "by-product material".

"Source material", "special nuclear material", and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

"Spent fuel" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a "nuclear reactor".

"Waste" means any waste material **(a)** containing "by-product material" other than the tailings or wastes produced by the extraction or concentration of uranium or thorium from any ore processed primarily for its "source material" content, and **(b)** resulting from the operation by any person or organization of any "nuclear facility" included under the first two paragraphs of the definition of "nuclear facility".

"Nuclear facility" means:

(a) Any "nuclear reactor";

(b) Any equipment or device designed or used for **(1)** separating the isotopes of uranium or plutonium, **(2)** processing or utilizing "spent fuel", or **(3)** handling, processing or packaging "waste";

(c) Any equipment or device used for the processing, fabricating or alloying of "special nuclear material" if at any time the total amount of such material in the custody of the "insured" at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235;

(d) Any structure, basin, excavation, premises or place prepared or used for the storage or disposal of "waste";

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations.

"Nuclear reactor" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material.

"Property damage" includes all forms of radioactive contamination of property.

ZURICH

THIS ENDORSEMENT IS ATTACHED TO AND MADE PART OF YOUR POLICY.
THIS ENDORSEMENT DOES NOT GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY.

DISCLOSURE OF PREMIUM (RELATING TO TERRORISM RISK INSURANCE ACT)

SCHEDULE*

Premium attributable to risk of loss from certified acts of terrorism for lines subject to TRIA:
$461.00

*Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

A. Disclosure of Premium
In accordance with the federal Terrorism Risk Insurance Act of 2002 ("TRIA"), we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to the risk of loss from terrorist acts certified under that Act for lines subject to TRIA. That portion of your premium attributable is shown in the Schedule of this endorsement or in the Declarations.

B. Disclosure of Federal Participation in Payment of Terrorism Losses
The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 90% of that portion of the amount of such insured losses that exceeds the applicable insurer retention (85% for acts of terrorism in 2007).

C. Limitation of Liability and Termination of the Program
The Act currently provides for no insurance industry or United States government participation in terrorism losses that exceed $100 billion in any one calendar year. The federal program established by the Act is scheduled to terminate at the end of December 31, 2007 unless extended by the federal government.

D. Availability
As required by TRIA, we have made available to you for lines subject to TRIA coverage for losses resulting from acts of terrorism certified under TRIA with terms, amounts and limitations that do not differ materially from those for losses arising from events other than acts of terrorism.

E. Definition of Act of Terrorism
TRIA defines "act of terrorism" as any act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States:

1. to be an act of terrorism;
2. to be a violent act or an act that is dangerous to human life, property or infrastructure;
3. to have resulted in damage within the United States, or outside of the United States in the case of an air carrier (as defined in section 40102 of Title 49, United States Code) or a United States flag vessel (or a vessel based principally in the United States, on which United States income tax is paid and whose insurance coverage is subject to regulation in the United States), or the premises of a United States mission; and
4. to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

But, no act shall be certified by the Secretary as an act of terrorism if the act is committed as part of the course of a war declared by Congress (except for workers' compensation) or property and casualty insurance losses resulting from the act, in the aggregate, do not exceed $5,000,000.

ST PAUL TRAVELERS

- ☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
- ☒ ST. PAUL MERCURY INSURANCE COMPANY
- ☐ ST PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM
ST. PAUL TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 490PB1196

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
C/O FMR FUNDS
82 DEVONSHIRE STREET
BOSTON, MA 02109

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2006 and expire at 12:01 A.M. on July 1, 2007 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $5,000,000 p/o $20,000,000

Item 4 Aggregate Limit of Liability: $5,000,000 p/o $20,000,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: American International Specialty Lines Insurance Company
2. Bond or Policy Number: 672-69-40
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $25,000,000
Aggregate Limit of Liability $25,000,000
5. Single Loss Deductible: $400,000

(B) 1. Underlying Insurer: American Insurance Company
2. Bond or Policy Number: DOX G21661612 001
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(C) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FB0604541
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: Endurance Specialty Insurance Ltd.
2. Bond or Policy Number: P006738001
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(E) 1. Underlying Insurer: Federal Insurance Company
2. Bond or Policy Number: 7042-7152
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(F) 1. Underlying Insurer: St. Paul Travelers
2. Bond or Policy Number: 490PB1192
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $20,000,000
Aggregate Limit of Liability $20,000,000

(G) 1. Underlying Insurer: CNA
2. Bond or Policy Number: 287042220
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $5,000,000
Aggregate Limit of Liability $5,000,000

(H) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FB0604542
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $18,000,000
Aggregate Limit of Liability $18,000,000

(I) 1. Underlying Insurer: Zurich
2. Bond or Policy Number: FID 5975134
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $12,000,000
Aggregate Limit of Liability $12,000,000

(J) 1. Underlying Insurer: The Hartford
2. Bond or Policy Number: 00 DC 0233646 06 B
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(K) 1. Underlying Insurer: AXIS
2. Bond or Policy Number: RNN 727586
3. Bond or Policy Period: From: July 1, 2006 To: July 1, 2007
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $150,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $150,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name:
Bond or Policy Number:
Effective Date:

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 490PB0810

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

ND044 Rev. 08/05, XS100 Ed. 05/05

Secretary President

Executed this 10th day of October, 2006.

Countersigned

EXCESS FOLLOW FORM
St. Paul Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

Chubb Group of Insurance Companies

CHUBB 15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

ALL FIDELITY FUNDS

C/O FMR Corp.-82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Bond Number: 81866030

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2006
to 12:01 a.m. on July 1, 2007

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $120,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $120,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ See Endorsment No. 2

ITEM 5. PRIMARY BOND:

Insurer:	American International Specialty Lines Insurance Company
Form and Bond No.:	672-69-40
Limit:	$25,000,000
Deductible:	$ 400,000
Bond Period:	July 1, 2006 To July 1, 2007

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

$125,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

W. Andrew Macan
Secretary

Thomas F. Motamed
President

October 17, 2006
Date

Robert Hamburger
Authorized Representative

CHUBB

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount.**

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all of part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this BOND, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

CHUBB

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

CHUBB

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

CHUBB

Effective date of
this endorsement: July 1, 2006

FEDERAL INSURANCE COMPANY

Endorsement No.: 1

To be attached to and form a part of
Number: 81866030

Issued to: ALL FIDELITY FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 17, 2006

By Robert Hamburger
Authorized Representative

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No. 2

Bond Number 81866030

NAME OF ASSURED: ALL FIDELITY FUNDS

AMENDED DEDUCTIBLE/DROP DOWN DOUBLE AGGREGATE PRIMARY ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the DECLARATIONS, in its entirety and substituting the following:

"**ITEM 4.** DEDUCTIBLE AMOUNT

a. $400,000, plus any unpaid portion of AGGREGATE LIMIT OF LIABILITY or the SINGLE LOSS LIMIT OF LIABILITY, whichever is less, of the **Underlying Bonds** on the date of payment of any **Single Loss** under this bond.

b. The ASSURED shall notify the COMPANY immediately of any payment made or intended to be made under any of the **Underlying Bonds**.

c. This bond shall drop down but only by the amount paid under the **Underlying Bonds**."

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 17, 2006

By Robert Hamburger

Authorized Representative

Excess Bond
Form 17-02-1256 (Ed. 4-95)

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured")
All Fidelity Funds (as defined in the Primary Bond)

Bond Number
87153106B

Principal Address: c/o FMR Corporation
82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on July 1, 2006 to 12:01 a.m. on July 1, 2007, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT[1]
Section III.A--FIDELITY	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.B--ON PREMISES	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.C--INTRANSIT	$20,000,000 (part of $120,000,000)	$150,000,000
Section III.D--FORGERY OR ALTERATION	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.E--SECURITIES	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.F--COUNTERFEIT CURRENCY	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.H--AUDIT EXPENSE	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.I--COMPUTER SYSTEMS	$30,000,000 (part of $120,000,000)	$150,000,000
Section III.J--CUSTOMER VOICE INITIATED TRANSFERS	$30,000,000 (part of $120,000,000)	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—American International Specialty Lines Insurance Company # 672-69-40

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Rider attached hereto:

Rider: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: /S/ Catherine Dalton
Authorized Representative

ICI Mutual Insurance Company ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond**(s), including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond**(s).

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides

written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds (as defined in the Primary Bond)		**87153106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2006	**July 1, 2006 to July 1, 2007**	**/S/ Catherine Dalton**

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).